Exhibit 99.h8

FIRST AMENDED

SCHEDULE A

LIST OF FUNDS

This Agreement covers the following series of the Trust as well as such additional series as may be established by the Trust from time to time, and advised by Context Advisers II, L.P. or Context Advisers III, LLC (the “Advisers”) or entities directly or indirectly controlling, controlled by, or under common control with the Advisers (each series a “Fund” and collectively, the “Funds”):

FUND NAME(S)

Context Macro Opportunities Fund

Context Strategic Global Equity Fund

As of September 30, 2016

CONTEXT CAPITAL FUNDS	FORESIDE MANAGEMENT SERVICES, LLC

Name: David Bunstine	Name: David Whitaker
Title: President	Title: President